UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 27 November 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






For Immediate Release                                         27th November 2007


          Allied Irish Banks, p.l.c. announces date for Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) will issue a trading update at
07.00 GMT on Thursday, 6th December 2007. This release will be available on our website www.aibgroup.com/investorrelations

John O'Donovan, Group Finance Director and Alan Kelly, General Manager Group Finance, will host a conference call at 09.00 GMT, details of which will be included in the Trading Update

Group results for the year ending 31st December 2007 will be announced on 20th February 2008.

                                     -ENDS-


For further information please contact:
 Alan Kelly                                     Rose O'Donovan
 General Manager, Group Finance                 Group Investor Relations Manager
 AIB Group                                      AIB Group
 Bankcentre                                     Bankcentre
 Dublin 4                                       Dublin 4
 Tel: +353-1-6412162                            Tel: +353-1-6414191




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  27 November 2007                             By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.